September 30, 2004

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Professionally Managed Portfolios (the "Trust")
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

This letter is being filed under Rule 485(b) under the Securities Act of 1933 (the "1933 Act") in response to your oral comments and suggestions of September 24, 2004 regarding the Trust’s Post-Effective Amendment ("PEA") No. 173 to its registration statement. PEA 173 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 20, 2004 for the purpose of adding a new series to the Trust: TCM Small Cap Growth Fund (the "Fund"). Registrant undertakes to file PEA No. 175 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

Pursuant to Rule 461(a) under the 1933 Act, as amended, the Trust and Quasar Distributors, LLC, the principal underwriter of the Fund, each respectfully requests that the effectiveness of the enclosed PEA No. 175 to Form N-1A be accelerated as soon as practicable but no later than September 30, 2004.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED SEPTEMBER 24, 2004

General

1.	We note that certain items of required disclosure have been omitted from the registration statement. Please fill in all blanks prior to the Fund’s commencement of operations.

The Fund has provided all of the required information with its registration statement filed herewith.

Prospectus (Fees and Expenses)

2.	Please add a horizontal line beneath the "Total Annual Fund Operating Expenses" line item.

The Fund has made the requested revision.

3.	Please supplementally confirm that the redemption fee noted in Footnote 2 to the Fee Table applies to all shareholders without exception, including Fund affiliates.

The Fund notes supplementally that although it has the goal of applying its redemption fee to most redemptions on shares held for less than two months, the redemption fee may not apply in certain circumstances where it is not practicable for the Fund to impose the fee, such as redemptions of shares held in certain omnibus accounts or retirement plans that may not be able to implement the redemption fee. The Fund discusses these exceptions in the "How to Redeem Shares -- Redemption Fee." There are no special arrangements made for affiliates of the Fund or the investment advisor.

4.	Reference is made to the Fund’s investment advisory agreement and operating expenses limitation agreement. We note that these and other required exhibits have yet to be filed with the registration statement. Please file all required exhibits prior to the Fund’s commencement of operations.

The Fund has included all the requested information with this amendment.

5.	In Footnote 4 to the Fee Table, please indicate that the operating expenses limitation agreement has a minimum duration of at least one year.

In response, the Fund has revised applicable portions of Footnote 4 to the Fees and Expenses Table to read: "TCM has contractually agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Operating Expenses do not exceed 0.95% of the Fund’s average net assets on an annual basis for at least the periods shown in the example below and for an indefinite period thereafter.

6.	With respect to the Example section, please confirm that net numbers were used in calculations only for periods for which the contractually waiver is in effect.

The Fund notes that because the advisor’s obligation to reimburse and/or waive Fund expenses is for at least the period shown in the Example (see Comment No. 5), the Fund has added the following disclosure for clarity: "Please note that the figures below are based on the Fund’s net expenses resulting from the expense limitation agreement described above."

Prospectus (Principal Risks of Investing in the Fund)

7.	With respect to "Sector Risk", registrant should supplementally confirm that if a material amount of the Fund’s assets is invested in a particular sector, registrant will supplement its prospectus to reflect the principal risks of such sector. In addition, the risk disclosure states that the Fund "does not intend to focus" on any particular sector, which seems contradictory with certain language in the statement of additional information (SAI) that states that the Fund "may have a significant portion of its assets . in the technology sector." Please reconcile this inconsistency.

The Fund does not intend to concentrate its investments in any industry or group of related industries. The disclosures are intended to provide shareholders with information regarding the Fund’s investments in the technology sector broadly speaking, inside which there are industries that often have higher than usual volatility. The Fund will not focus on technology companies; instead, many of the companies in which it invests will be technology companies by virtue of its investment strategy. Therefore, the Fund has replaced applicable disclosure with disclosure regarding its investments in the broadly defined "technology companies" to avoid any confusion regarding its concentration in any one industry or group of related industries.

8.	In the "Foreign Securities Risk" section, please note that there is less publicly available information about foreign companies.

The Fund has made the requested revision.

9.	Please expand the "Small Company Risk" disclosure in light of the Fund’s investment in small capitalization companies.

The Fund has generally revised applicable disclosure as requested.

10.	With respect to the Fund’s investments in derivatives, please inform us whether there is a percentage limitation on the Fund’s assets so invested. If not, please make this clear. If so, please indicate such percentage.

The Fund and its investment advisor will not purchase derivative securities as part of the Fund’s principal investment strategy, and have therefore removed applicable disclosure from the prospectus and revised applicable disclosure in the SAI as appropriate to reflect this.

Prospectus (Management of the Fund -- Fund Expenses)

11.	Please revise the second to last sentence to read: "[any] such reimbursement will be reviewed and approved by the Board of Trustees." Also, please add additional disclosure to the last sentence stating that any such reimbursement by the Fund to the advisor may not exceed applicable expense limits.

The Fund has made the requested revisions/additions.

Prospectus (Information About the Fund -- Share Price)

12.	Please revise applicable disclosure to make clear under what circumstances purchase and redemption requests are priced at the next NAV calculated after receipt. For example, if the fund has contractual financial intermediaries, the fund should disclose to shareholders that if such a financial intermediary receives a payment or redemption request by 4:00 p.m., shareholders would be entitled to that day’s net asset value. Registrant should make this clear where applicable. In addition, please consider identifying any financial intermediaries by name in the prospectus.

In response, the Fund has generally revised applicable disclosure to read: "purchase and redemption requests are priced at the next NAV calculated after receipt of such requests by the Fund or its transfer agent. In the case of certain authorized financial intermediaries, such as broker-dealers, fund supermarkets, retirement plan record-keepers or other financial institutions, that have made satisfactory payment or redemption arrangements with the Funds, orders will be processed at the NAV calculated after receipt by such intermediary, consistent with applicable laws and regulations. You should inquire of your financial institution whether it is an authorized financial intermediary entitled to accept orders on the Fund’s behalf. Other intermediaries that are not authorized financial intermediaries may set cut-off times for the receipt of orders that are earlier than the Fund’s. If you place an order through an intermediary not authorized by the Fund to accept orders, your request will be priced at the next NAV calculated after receipt of your order by the Fund or its transfer agent and not such intermediary."

SAI (Investment Objective and Policies -- Repurchase Agreements)

13.	Please supplementally inform us how investments in these types of securities are consistent with the Fund’s investment objective of long-term growth of capital.

The Fund responds by noting that its investments in repurchase agreements will be used for cash management purposes or in greater amounts as part of the Fund’s temporary defensive position.

14.	Does the Fund intend to maintain the flexibility to invest in reverse repurchase agreements as well? If so, please provide applicable disclosure.

The Fund responds by supplementally explaining that it does not intend to invest in reverse repurchase agreements.

SAI (Investment Restrictions)

15.	With respect to Investment Restriction No. 1, the Fund notes that it will not concentrate its investments but may "invest up to 25% of its net assets in any one industry." Please reconcile this apparent inconsistency.

The Fund responds by generally revising applicable disclosure to make it clear that the Fund will restrict its investments in any one industry to less than 25%.

16.	Please add as a non-fundamental investment restriction the Fund’s intention with respect to borrowing in an amount exceeding 5% of its total assets. If the Fund intends to borrow in excess of such restriction as part of its principal investment strategy, please add applicable disclosure in the prospectus. Alternatively, if the Fund intends to borrow in excess of such restriction but such investments will not be part of its principal strategy, please add applicable disclosure in the SAI.

The Fund does not intend its borrowings to exceed 5% of its total assets and has added a non-fundamental policy to that effect.

17.	We note that with respect to non-fundamental investment restriction no. 2, given the Fund’s current name, the Fund may not change its policy of investing at least 80% of its net assets in small cap companies. Please revise disclosure to make this more clear. In addition, please add applicable disclosure to the prospectus.

The Fund has generally revised applicable disclosure to make this more clear and has removed such disclosure from the list of non-fundamental investment restrictions. Please note that the Fund has provided disclosure regarding its policy of providing shareholders with at least 60 days’ prior notice in the prospectus under "Principal Investment Strategies -- Changes in Objectives and Policies."

SAI (Trustees and Executive Officers -- Compensation)

18.	We disagree with the Fund’s definition of "Fund Complex." Please be sure to indicate the total compensation paid from the entire Fund Complex and revise applicable disclosure accordingly.

In response, the Fund notes that the Trust is comprised of numerous investment portfolios managed by unaffiliated investment advisors. Instruction 1(b) to Item 12 of Form N-1A defines "fund complex" as two or more registered investment companies that: (1) hold themselves out to investors as related companies for purposes of investment and investor services, or (2) have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies. Accordingly, the term "fund complex" with respect to the Fund includes only the Fund. However, the Fund has generally revised applicable disclosure for clarity.

SAI (Trustees and Executive Officers -- The Investment Advisor)

19.	In the paragraph discusses the factors considered by the Board, please generally revise to make clear that such factors were actually considered.

The Fund has generally revised such disclosure.

SAI (Trustees and Executive Officers -- Service Providers)

20.	Please replace disclosure regarding fees paid to the Fund’s administrator that reads "with incremental charges" with disclosure that actually indicates what such payments will be.

The Fund has added the requested disclosure.

General (SAI)

21.	Please add as disclosure the information in Item 21(b) of Form N-1A.

The Fund has added the requested disclosure.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me by telephone at 414/765-5344 or by facsimile at 414/212-7309.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
For U.S. Bancorp Fund Services, LLC

Professionally Managed Portfolios

/s/ Robert M. Slotky

Name: Robert M. Slotky
Title: President

Quasar Distributors, LLC, the principal underwriter for the above-referenced Registrant, hereby concurs in the request for acceleration of the effective date as soon as practicable and no later than September 30, 2004 of the Registrant’s its PEA No. 175 to its Registration Statement filed on Form N-1A.

Quasar Distributors, LLC

/s/ James Schoenike

Name: James Schoenike
Title: President

cc:  Catherine MacGregor, Paul, Hastings Janofsky, & Walker LLP